[Letterhead of Paul Hastings LLP]

1(212) 318-6063

thomaspeeney@paulhastings.com

October 4, 2011	77843.00002

VIA EDGAR

John Grzeskiewicz, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Investment Funds
File Nos.: 333-174323 and 811-22558

Dear Mr. Grzeskiewicz:

This letter responds to your comments communicated to the undersigned by correspondence dated June 16, 2011, with respect to the Registration Statement on Form N-1A (the “Registration Statement”) of Brookfield Investment Funds (the “Trust”), a series trust consisting of four series of underlying investment portfolios (each, a “Fund,” and collectively, the “Funds”), which was filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2011 (SEC Accession No. 0001104659-11-030007).

The Trust’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

General Comments

Comment 1.          You have requested that the Trust supply you with copies of any exemptive applications or no-action requests that it has submitted, or will submit, in connection with the Registration Statement.

Response 1.          As of the date hereof, the Trust has neither filed, nor anticipates filing any exemptive applications or no-actions requests in connection with the Registration Statement.

Comment 2.          You have requested that the Trust review and revise the Prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933.

Response 2.          The Trust understands and acknowledges this comment and will revise the Prospectus, if necessary, to conform with the Commission’s plain English requirements.

Comment 3.          You have noted that the Commission may have more comments on disclosure in any subsequent pre-effective amendment.

Response 3.          The Trust understands and acknowledges this comment.

Comment 4.          You have noted that all registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 4.          The Trust understands and acknowledges this comment and will file electronic reports with respect to its fidelity bond coverage as required by Rule 17g-1(g).

Prospectus

Summary — Brookfield Global Listed Real Estate Fund

Comment 5.          Fees and Expenses of the Fund — In Footnote 2 to the fee table, you have requested that the Fund clarify who can terminate the fee waiver and expense reimbursement arrangement (e.g., the Board of Trustees) and under what circumstances.

Response 5.          The Prospectus disclosure has been revised accordingly.

Comment 6.          Principal Investment Strategies — You have requested that, given the use of “global” in the Fund’s name, the Fund clarify how it will invest its assets in investments that are tied to a number of countries throughout the world.

Response 6.          The Prospectus disclosure has been revised to reflect that the Fund will invest, under normal market conditions, at least 40% of its net assets in foreign (i.e., non-U.S.) securities.

Comment 7.          Principal Investment Strategies — You have requested that the Fund disclose that high-yield income securities are sometimes referred to as “junk bonds.”

Response 7.          The Prospectus disclosure has been revised accordingly.

Comment 8.          Principal Investment Strategies — You have requested that, insofar as it may be invested in derivatives, the Fund review its disclosure in light of the recently released observations from the Commission’s Division of Investment Management: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 8.          The Fund understands and acknowledges this comment and will revise its disclosure, if necessary, to conform with the Commission’s recently released observations.

Comment 9.          Principal Risks — New Fund Risk — You have requested that the Fund inform the Commission staff whether the reference to the Adviser owning a significant amount of Fund shares alludes to anything more than the acquisition of Fund shares through the contribution of the “seed money” required by Section 14(a)(1) of the 1940 Act.

Response 9.          The Fund represents, as set forth in the Prospectus disclosure, that the Adviser, or an affiliate, is expected to own, shortly following the commencement of operations, a significant amount of the Fund’s shares above that which is required to “seed” the Fund in accordance with Section 14(a)(1).

Comment 10.        Principal Risks — Real Estate Market Risk — You have requested that the Fund describe the effects of the real estate decline that began in 2006 and the subsequent increase in mortgage foreclosures on the kinds of securities in which the Fund intends to invest.

Response 10.        The Prospectus disclosure has been revised to more fully describe the effects of the real estate decline that began in 2006 and the subsequent increase in mortgage foreclosures on the kinds of securities in which the Fund may invest.

Summary — Brookfield Global Listed Infrastructure Fund

Comment 11.        See Comment 5.

Response 11.        See Response 5.

Comment 12.        See Comment 6.

Response 12.        See Response 6.

Comment 13.        See Comment 7.

Response 13.        See Response 7.

Comment 14.        See Comment 8.

Response 14.        See Response 8.

Comment 15.        See Comment 9.

Response 15.        See Response 9.

Summary — Brookfield Global High Yield Fund

Comment 16.        See Comment 5.

Response 16.        See Response 5.

Comment 17.        Principal Investment Strategies — You have requested that the Fund amplify the disclosure as suggested in Comment 6.

Response 17.        The Prospectus disclosure has been revised to reflect that the Fund will invest, under normal market conditions, at least 40% of its net assets in foreign (i.e., non-U.S.) securities.

Comment 18.        See Comment 8.

Response 18.        See Response 8.

Comment 19.        Principal Investment Strategies — You have requested that the Fund provide disclosure to explain the extent to which the Fund will rely on credit reports and ratings of NRSROs and whether the Adviser will be conducting its own independent assessment and investigation of every debt security before it is selected for the portfolio.

Response 19.        The Prospectus disclosure has been revised accordingly.  Additionally, we have included this disclosure with respect to the Brookfield High Yield Fund.

Comment 20.        See Comment 9.

Response 20.        See Response 9.

Summary — Brookfield High Yield Fund

Comment 21.        See Comment 5.

Response 21.        See Response 5.

Comment 22.        See Comment 8.

Response 22.        See Response 8.

Comment 23.        See Comment 9.

Response 23.        See Response 9.

Comment 24.        See Comment 17.

Response 24.        We have not revised the disclosure in the Prospectus with respect to this comment as the Fund does not have the word “global” in its name.

ADDITIONAL INFORMATION ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES, AND RELATED RISKS

Comment 25.        Real Estate Fund — You have requested that the Fund disclose in the Prospectus that dividends from REITs are not “qualified dividends” and therefore are taxed as ordinary income rather than at the reduced capital gains rate.

Response 25.        The Prospectus disclosure has been revised accordingly.

MANAGEMENT OF THE FUNDS

Comment 26.        The Adviser — You have requested that the Funds disclose whether the Adviser has had any prior experience advising or managing open-end investment companies.

Response 26.        The Prospectus disclosure has been revised to reflect that the Adviser previously served as investment adviser to the Helios Select Short Term Bond Fund, Helios Select Intermediate Bond Fund and Helios Select High Income Fund, each a series of Helios Select Fund, Inc. (the “Company”), an open- end management investment company organized as a Maryland corporation on October 27, 1998.

The Company has since filed an application on July 2, 2009, and amended on September 17, 2009, requesting an order under Section 8(f) of the 1940 Act declaring that it has ceased to be an investment company.  On January 29, 2010, a notice of filing of the application was issued (Investment Company Act Release No. 29126), and an order under Section 8(f) of the 1940 Act, that the Company’s registration under the 1940 Act ceased to be in effect, was entered on February 24, 2010.

SIMILARLY MANAGED FUND PERFORMANCE

Comment 27.        You have requested that, in the third sentence of the first paragraph under this section, the Funds change “This information” to “The Funds’ actual performance” in order to avoid any confusion or ambiguity.

Comment 28.        You have requested that, in the first sentence of the second paragraph under this section, the Funds add “policies” to “similar objectives and strategies.”

Comment 29.        You have requested an explanation of the methodology used to arrive at the composite performance data of previously managed discretionary accounts and how such methodology is consistent with Global Investment Performance Standards.  You also noted that the Commission may have further comments when the actual composite data and the benchmark indices are furnished by pre-effective amendment.

Comment 30.        You have requested that the Funds briefly describe in this section what the Global Investment Performance Standards are and who set them.

Comment 31.        You have noted that it is unclear the extent to which the composite performance shown combines the performance of both the Adviser and Sub-Adviser.  To that end, you have requested an explanation whether the composite performance combines or blends the performance of accounts and funds of both the Adviser and Sub-Adviser and, if so, the basis for doing so.  In addition, you have asked whether all the accounts and funds included in the composite performance were jointly managed by the Adviser and Sub-Adviser.  Finally, you have asked whether the composite performance includes the closed-end funds managed by the Adviser as well as private unregistered discretionary accounts.

Comment 32.        You have requested that, with respect to the sub-headings in the table showing the composite performance, the Funds change “Fund” to “Composite” or some word other than “Fund” to avoid any misunderstandings as to what the performance data relates.

Responses 27 through 32.

The Trust has not responded to these comments as it has removed the entire section entitled “Similarly Managed Fund Performance” and will not include any composite performance data for accounts of the Adviser and/or the Sub-Adviser in the Registration Statement.

Statement of Additional Information

INVESTMENT RESTRICTIONS

Comment 33.        You have requested that the Trust revise Investment Restriction 4 to specify the industries in which the Infrastructure Fund and the Real Estate Fund will concentrate.

Response 33.        The disclosure in the SAI regarding Investment Restriction 4 has been revised to reflect that the Infrastructure Fund and the Real Estate Fund will concentrate in the infrastructure and real estate industries, respectively, each as defined in the Prospectus.

Comment 34.        Notes to Investment Restrictions — You have requested that the first sentence of this paragraph is revised to make it clear that borrowing is excepted.

Response 34.        The disclosure in the SAI has been revised accordingly.

DIRECTORS AND OFFICERS

Comment 35.        You have requested that the heading, “Directors and Officers,” be changed to “Trustees and Officers.”

Response 35.        The heading has been revised accordingly.

Comment 36.        You have noted that the names and other information required by Item 17.2(a)(1) of Form N-1A for the Independent Trustees should be furnished by pre-effective amendment.

Response 36.        The Trust understands and acknowledges this comment.

Comment 37.        Additional Information Concerning Our Board of Trustees — You have requested that the Trust include disclosure to state that the Chairman of the Board is an interested person and to disclose whether the Trust will have a lead independent trustee and, if so, what specific role the lead independent trustee will play.

Response 37.        The disclosure in the SAI has been revised accordingly to indicate that the Trust’s Chairman is an Independent Trustee, and has disclosed the names and other information of the Independent Trustees as required by Form N-1A.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney
for Paul Hastings LLP